Filed by: The Williams Companies, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933

                             Subject Company: Barrett Resources Corporation
                                                Commission File No. 1-13446

                                                                May 7, 2001




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                                                               Exhibit 99.1



Date:      May 7, 2001

Contact:   Ellen Averill                      Rick Rodekohr                      Richard George
           Williams (media relations)         Williams (investor relations)      Williams (investor relations)
           (918) 573-6476                     (918) 573-2087                     (918) 573-3679
           ellen.averill@williams.com         rick.rodekohr@williams.com         richard.george@williams.com
           --------------------------         --------------------------         ---------------------------
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        Williams, Barrett Resources Sign Definitive Merger Agreement
          Companies See Significant Strategic Upside in Leveraging
                         Production Assets, Talent

         TULSA, Okla. - Williams (NYSE:WMB) announced today it has entered into a definitive agreement to acquire Barrett Resources (NYSE:BRR) in a transaction that would more than double Williams' natural gas reserves while significantly enhancing its longer-term ability to profitably grow its power business.
         The boards of directors of both companies approved the merger agreement. It provides for a first-step cash tender offer of $73 per share for 50 percent of the outstanding Barrett common stock, followed by a second-step merger with a fixed exchange ratio of 1.767 shares of Williams common stock for each remaining share of Barrett common stock. The merger agreement also calls for a termination fee of $75.5 million and reimbursement of expenses to Williams of up to $15 million. The approximately $2.8 billion transaction includes about $300 million of Barrett debt and is the equivalent of $1.34 per thousand cubic feet of proved reserves.
         The transaction, which is contingent on clearance from federal anti-trust regulators and tenders of at least 50 percent of Barrett common stock in the first-step tender offer, could be completed in 60 to 90 days.
         "This demonstrates our commitment to growth by investing in quality assets for the benefit of our shareholders," said Keith E. Bailey, chairman, president and chief executive officer of Williams. "We will accomplish this in a manner that we expect to be immediately accretive to earnings, that strengthens our balance sheet and improves our credit ratios. As importantly, we are also gaining a talented group of people along with abundant and ideally situated energy resources that we expect to be in increasing demand over time."
         Steven J. Malcolm, executive vice president of Williams and president of Williams Energy Services, said Barrett, a premier, gas-focused independent producer in the Rocky Mountain region, "is an ideal fit for Williams. There is virtually no overlap, but terrific synergy, and the combination provides many potential benefits to our portfolio of energy businesses."
         Malcolm said Barrett provides, "the opportunity to achieve better balance in our natural gas/power portfolio and underpin our ability to continue to profitably grow our power business while maintaining a risk profile that is consistent with our management philosophy. It provides long-lived, low-risk, geographically concentrated reserves with substantial undeveloped upside, and offers additional midstream and downstream transportation and storage opportunities for the significant Williams assets that serve this region.
         "Barrett has a vast inventory of drilling prospects and provides us with several new core areas for exploration, including the Piceance, Powder River, Wind River and Raton basins," Malcolm said. He added that
Williams currently has substantial production operations in the Green River and San Juan basins in the Rockies.
         He also said Williams plans to retain the substantial majority of Barrett's 237 employees and maintain Barrett's Denver headquarters as Williams' principal office for Rocky Mountain exploration and production operations.
         At year-end 2000, Williams had 1.2 trillion cubic feet equivalent of proved natural gas reserves. At March 31, Barrett's proved reserves were
2.1 Tcfe and the properties also include significantly greater probable and possible reserves. Williams currently produces 210 million cubic feet of natural gas per day; Barrett produces about 345 MMcfde. The combination would allow Williams to achieve the goal of doubling reserves and production more than two years ahead of the year-end 2003 target in its strategic plan. Measured by U.S. natural gas reserves, Williams would move from No. 25 to become the No. 10 natural gas company in the United States.
         Bailey, Malcolm and Peter A. Dea, chairman and chief executive officer of Barrett, will lead a conference call to discuss the transaction today at 10 a.m. Eastern. Callers in the United States should dial (800)
230-1092. International callers should dial (612) 332-0226. Replays can be accessed (800) 475-6701 (U.S.) or (320) 365-3844 (International). The
replay access code is 585970.
         Williams' financial advisor on this transaction is Merrill Lynch &
Co., Inc.

Additional Information
         This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer of sale of securities. Shareholders of Barrett and other investors are urged to read the tender offer materials, when available, and the proxy statement/prospectus that will be included in the registration statement on Form S-4 to be filed by Williams in connection with the second-step merger.
These materials will contain important information about Barrett, Williams, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.
         In addition to the tender offer materials and registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Barrett or Williams at the SEC Public Reference
Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the
SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the tender offer materials and joint proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investor relations portion of Williams' website at www.williams.com or by mail to Williams, One Williams Center, 50th Floor,
Tulsa, Okla., 74172, Attention: Investor Relations, Telephone: (800)
600-3782.


About Williams (NYSE: WMB)
Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com.

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Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private
Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's annual reports filed with the Securities and Exchange Commission.